Contact

www.linkedin.com/in/joseph-m-nemmers-jr-a06805177 (LinkedIn)

Joseph M. Nemmers Jr.

Retired Healthcare Executive. Author. Veteran.

Lake Forest, Illinois, United States

Summary

Over the course of my healthcare career, I spent thirty years at Abbott, retiring as an Executive Vice President, while simultaneously serving fourteen years as an officer in the U.S. Army Reserve.
I later worked for a decade with private equity firms Warburg Pincus and GHO Capital. Today, I serve on the board of Pirouette Pharma, where I support the advancement of a novel auto-injector technology.

In my second act as an author, I have focused on family history, personal narrative, and military service. Four years ago, I returned to my alma mater, Arizona State University, enrolling in the Master of Arts in World War II Studies program. That academic journey led to the writing of three books documenting the lives and sacrifices of the twenty-nine young men from my hometown who lost their lives in World War II.

My wife, Kathy Reinke Nemmers, is also an Abbott retiree with thirty years of service. Both of us were previously widowed and are grateful for a second chance together. Between us, we have nine children and eleven grandchildren. Being the patriarch of our large, blended family is the role I value most.

Experience

Pirouette Pharma
Board Member
August 2021 - Present (4 years 7 months)
Portsmouth, New Hampshire, United States

Self-employed
Author
March 2014 - Present (12 years)

DNA Diagnostics Center | Eurofins
Board Member
2019 - 2021 (2 years)
Fairfield, Ohio, United States

A GHO Capital portfolio company.

Accriva Diagnostics
Chairman Of The Board
2010 - 2017 (7 years)
La Jolla, California, United States

A Warburg Pincus LLC portfolio company.

Abbott
Executive Vice President Diagnostics
1980 - 2007 (27 years)
Abbott Park, Illinois, United States

United States Army Reserve
Captain
1979 - 1993 (14 years)
Forest Park, Illinois, United States

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Education

Arizona State University
Bachelor of Science - BS, History · (1979)